UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: November 2021

Commission File Number: 001-33562

PLATINUM GROUP METALS LTD.

Suite 788 - 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA
Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLATINUM GROUP METALS LTD.

/s/ Frank Hallam
Date: November 24, 2021	Frank Hallam
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the Year Ended August 31, 2021

99.2	Management's Discussion and Analysis for the Year Ended August 31, 2021

99.3	Form 52-109F1 - Certification of Interim Filings - CEO

99.4	Form 52-109F1 - Certification of Interim Filings - CFO

99.5	News Release dated November 24, 2021